Global X Funds
605 Third Avenue, 43rd Fl
New York, NY 10158

July 6, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549
Attention: Office of Filings, Information & Consumer Services

RE: Global X Funds (“Trust”) – Fidelity Bond – (Bond No. 24157046)
Ladies and Gentlemen:

Global X Funds (the “Trust”), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby provides the following in connection with the Fund’s fidelity bond for the 2020-2021 year:

1.	A copy of the bond coverage for the Trust (the “Bond”) (attached as Exhibit 1).

2.
A copy of the Board meeting resolutions, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined by the 1940 Act) of the Trust (attached as Exhibit 2).

3.	The premium for the Bond has been paid for July 2, 2020 through July 2, 2021.

No fee is required in connection with this filing. If you have any questions relating to this filing, please do not hesitate to contact me at (212) 603-5846.

Sincerely,
/s/ John Belanger
John Belanger

INVESTMENT COMPANY BLANKET BOND   NATIONAL UNION FIRE INSURANCE COMPANY   OF PITTSBURGH, PA   (A stock Insurance Company, herein Called the Underwriter)   DECLARATIONS   Item 1. Name of Insured BOND NUMBER   Principal Address:   (Herein called the Insured)   Item 2. Bond Period from 12:01 a.m on   The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to   each of the said dates.   Item 3. Limit of Liability –   Subject to Section 9, 10, and 12 hereof:   L Limit of Liability Deductible Amount   Insuring Agreement A – FIDELITY   Insuring Agreement B – AUDIT EXPENSE   Insuring Agreement C – ON PREMISES   Insuring Agreement D – IN TRANSIT   Insuring Agreement E – FORGERY OR ALTERATION   Insuring Agreement F – SECURITIES   Insuring Agreement G – COUNTERFEIT CURRENCY   Insuring Agreement H – STOP PAYMENT   Insuring Agreement I – UNCOLLECTIBLE ITEMS OF DEPOSIT   OPTIONAL COVERAGES ADDED BY RIDER:   Insuring Agreement J – COMPUTER SYSTEMS   Insuring Agreement K – UNAUTHORIZED SIGNATURES   Insuring Agreement L – AUTOMATED PHONE SYSTEMS   Insuring Agreement M – TELEFACSIMILE   If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring   Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted there from.   Item 4. Office or Premises Covered – Offices acquired or established subsequent to the effective date of this bond are covered   according to the terms of General Agreement A. All other Insured’s offices or premises in existence at the time this   bond becomes effective are covered under this bond except the offices or premises located as follows:   No Exceptions   Item 5. The Liability of the Underwriter is subject to the terms of the following riders attached hereto:   Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or   policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.   Item 7. Premium Amount:   FHFC – Florida Hurricane Fund:   Total Premium:   Issue Date: By:   Authorized Representative   Global X ETFs   Attn: Joseph Costello   605 Third Avenue, 43rd Floor   New York, NY 10158   24157046   07/02/2020 to 12:01 a.m. on 07/02/2021.   $2,500,000   $25,000   $2,500,000   $2,500,000   $2,500,000   $2,500,000   $2,500,000   $25,000   $25,000   $0   $5,000   $5,000   $5,000   $5,000   $5,000   $5,000   $5,000   $5,000   $2,500,000   $25,000   $2,500,000   $2,500,000   $5,000   $5,000   $5,000   $5,000   103012 (10/09), 103003 (10/09), 89644 (7/05), 103004 (10/09), 103014 (10/09), 103005 (10/09),   103009(10/09),113022 (10/12), 115903 (10/13)   91222 (12/09), SR5538, 41206 (9/84)   $6,529.00   $6,529.00   06/25/2020

NATIONAL UNION FIRE INSURANCE COMPANY   OF PITTSBURGH, PA   RIDER No. 1   To be attached to and form part of Bond No   in favor of   effective as of   In consideration of the premium charged for the attached bond, it is hereby agreed that:   1. From and after the time this rider becomes effective the Insured under the attached bond are:   SR 5538   24157046.   Global X ETFs.   07/02/2020.   Future Analytics Tech ETF   SuperDividend® Alternatives ETF   MSCI Argentina ETF   FTSE Southeast Asia ETF   Adaptive U.S. Factor ETF   Health & Wellness Thematic ETF   Founder-Run Companies ETF   Robotics & Artificial Intelligence ETF   Cybersecurity ETF   S&P 500 Catholic Values ETF   MSCI China Communication Services ETF   MSCI China Energy ETF   MSCI China Health Care ETF   MSCI China Industrials ETF   MSCI China Information Technology ETF   MSCI China Large-Cap 50 ETF   MSCI China Materials ETF   MSCI China Consumer Discretionary ETF   MSCI China Real Estate ETF   MSCI China Consumer Staples ETF   MSCI China Utilities ETF   MSCI China Financials ETF   Cloud Computing ETF   Copper Miners ETF   DAX Germany ETF   SuperDividend® U.S. ETF   Autonomous & Electric Vehicles ETF   E-commerce ETF   MSCI SuperDividend® EAFE ETF   MSCI Next Emerging & Frontier ETF   FinTech ETF   Genomics & Biotechnology ETF   Gold Explorers ETF   MSCI Greece ETF   Guru Index ETF   FTSE Nordic Region ETF   MSCI Colombia ETF   Thematic Growth ETF   Video Games & Esports ETF   S&P 500 Covered Call ETF   Conscious Companies ETF   Lithium & Battery Tech ETF   Longevity Thematic ETF   Millennials Thematic ETF   MLP ETF   MLP & Energy Infrastructure ETF   MSCI Nigeria ETF   MSCI Norway ETF   MSCI Pakistan ETF   U.S. Infrastructure Development ETF   U.S. Preferred ETF   MSCI Portugal ETF   Cannabis ETF   S&P 500 Quality Dividend ETF   Nasdaq 100 Covered Call ETF   Russell 2000 Covered Call ETF   Scientific Beta Europe ETF   Scientific Beta Japan ETF   Scientific Beta U.S. ETF   Scientific Beta Asia ex-Japan ETF   Scientific Beta Japan ETF   Scientific Beta U.S. ETF   Scientific Beta Asia ex-Japan ETF   MSCI SuperDividend® Emerging Markets ETF   SuperDividend® ETF   Silver Miners ETF   Internet of Things ETF   Social Media ETF   Fertilizers/Potash ETF   SuperIncome™ Preferred ETF   SuperDividend® REIT ETF   TargetIncome 5 ETF   TargetIncome Plus 2 ETF   Uranium ETF   YieldCo & Renewable Energy Income ETF   MSCI Pakistan ETF   U.S. Infrastructure Development ETF   U.S. Preferred ETF   MSCI Portugal ETF   Cannabis ETF   S&P 500 Quality Dividend ETF   Nasdaq 100 Covered Call ETF   Russell 2000 Covered Call ETF   Scientific Beta Europe ETF   Scientific Beta Japan ETF   Scientific Beta U.S. ETF   Scientific Beta Asia ex-Japan ETF   MSCI SuperDividend® Emerging Markets ETF   SuperDividend® ETF   Silver Miners ETF   Internet of Things ETF   Social Media ETF   Fertilizers/Potash ETF   SuperIncome™ Preferred ETF   SuperDividend® REIT ETF   TargetIncome 5 ETF   TargetIncome Plus 2 ETF   Uranium ETF   YieldCo & Renewable Energy Income ETF   MSCI SuperDividend® Emerging Markets ETF   SuperDividend® ETF   Silver Miners ETF   Internet of Things ETF   Social Media ETF   Fertilizers/Potash ETF   SuperIncome™ Preferred ETF   SuperDividend® REIT ETF   TargetIncome 5 ETF   TargetIncome Plus 2 ETF   Uranium ETF   YieldCo & Renewable Energy Income ETF

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named   shall thereafter be considered as the first named Insured for all the purposes of the attached bond.   7. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly   modified.   8. This rider shall become effective as 12:01 a.m. on 07/02/2020   Signed, Sealed and dated   By: __________________________   Authorized RepresentativeSR 5538   5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount   for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the   Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such   loss.   4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured,   there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such   Insured becomes effective.   3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit   Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the   attached bond constitute knowledge or discovery by all the Insured.   2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the   attached bond.

This endorsement, effective at 12:01 a.m.   Policy Number:   Issued to:   By:   THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY   COVERAGE TERRITORY ENDORSEMENT   Payment of loss under this policy shall only be made in full compliance with all United States   of America economic or trade sanctions laws of regulations, including, but not limited to,   sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s   Office of Foreign Assets Control (OFAC)   ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.   ©American International Group, Inc. All rights reserv ed.   By: ______________________________   Authorized Representative   89644 (7/05)   07/02/2020 forms a part of   24157046   Global X ETFs   National Union Fire Ins of Pittsburgh

103003 (10/09) 1   NATIONAL UNION FIRE INSURANCE COMPANY   OF PITTSBURGH, PA   INSURING AGREEMENT J Computer Systems   To be attached to and form part of Bond No.   in favor of   It is agreed that:   1. The attached bond is amended by adding an additional insuring agreement as follows:   COMPUTER SYSTEMS   Loss resulting directly from a fraudulent   (1) Entry of data into, or   (2) Change of data or programs within   a Computer System; provided the fraudulent entry or change causes   (a) Property to be transferred paid or delivered,   (b) an account of the Insured, or of its customer, to be added, deleted, debited or credited:   (c) an unauthorized account of a fictitious account to be debited or credited;   (3) Voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;   and provided further, the fraudulent entry or change is made or caused by an individual acting with the   intent to:   (i) cause the Insured or its agent(s) to sustain a loss, and   (ii) obtain financial benefit for that individual or for other persons intended by that individual to   receive financial benefit,   (iii) and further provided such voice instruction or advices:   (a) were made by a person who purported to represent an individual authorized to make such voice   instruction or advices; and   (b) were electronically recorded by the Insured or its agent(s).   (4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s)shall   to the best of their ability electronically record all voice instructions or advices received over telephone.   The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic   recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from   recovery where no recording is available because of mechanical failure of the device used in making such   recording, or because of failure of the media used to record conversation from any cause, or error or   omission of any Employee(s) or agent(s) of the Insured.   SCHEDULE OF SYSTEMS   24157046.   Global X ETFs.

103003 (10/09) 2   All computer systems utilized by the Insured.   2. As used in this Rider, Computer System means:   (a) computers with related peripheral components, including storage components, wherever located,   (b) systems and application software,   (c) terminal devices,   (d) related communication networks or customer communication systems, and   (e) related Electronic Funds Transfer Systems,   by which data are electronically collected, transmitted, processed, stored, and retrieved.   3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring   Agreement:   (a) loss resulting directly or indirectly from the theft of confidential information, material or data; and   (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to   have access to a Computer System who acts in good faith on instructions, unless such instructions   are given to that individual by a software contractor (or by a partner, officer or employee thereof)   authorized by the Insured to design, develop, prepare, supply service, write or implement programs   for the Insured's Computer System.   4. The following portions of the attached bond are not applicable to this Rider:   (a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but   discovered during the Bond Period."   (b) Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL   LIABILITY   (c) Section 10-LIMIT OF LIABILITY   5. The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this   Rider is in force.   6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent   activity in which one individual is implicated, whether or not that individual is specifically identified, shall   be treated as one loss. A Series of losses involving unidentified individuals but arising from the same   method of operation may be deemed by the Underwriter to involve the same individual and in that event   shall be treated as one loss.   7. The Limit of Liability for the coverage provided by this Rider shall be it being understood   however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of   the Declarations of the attached bond.   8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of   (herein called the Deductible amount) but not in excess of the Limit of Liability stated   above.   9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the   maximum amount payable for such loss   ($2,500,000),   $5,000,

103003 (10/09) 3   shall not exceed the largest amount available under any one Insuring Agreement or Coverage.   10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider   is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as   an entirety:   (a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate   or cancel coverage under this Rider, or   (b) Immediately upon receipt by the Underwriter of a written request from the Insured to terminate or   cancel coverage under this Rider.   The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The   refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or   at the instance of, the Insured.   11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond   is amended by adding the following sentence:   "Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic   Recording of such Voice Instructions or advices."   12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide   protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title   assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is   excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its   separate Policy.   13. Nothing herein contained shall be held to vary, alter, waiver or extend any of the terms, limitations,   conditions or agreements of the attached bond other than as above stated.   14. This rider shall become effective at 12:01 a.m. Standard time on   By: _______________________________   Authorized Representative   07/02/2020.

103004 (10/09)   NATIONAL UNION FIRE INSURANCE COMPANY   OF PITTSBURGH, PA   INSURING AGREEMENT K   To be attached to and form a part of Investment Company Blanket Bond No.   in favor of   It is agreed that:   (1) The attached bond is amended by adding an additional Insuring Agreement as follows:   UNAUTHORIZED SIGNATURES   Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order,   draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a   person whose name and signature is on the application on file with the Insured as a signatory on such   account.   (2) It shall be a condition precedent to the Insured's right of recovery under this rider that the Insured shall have   on file signatures of all persons who are authorized signatories on such account.   (3) The Single Loss Limit of Liability for the coverage provided by this rider shall be it being   understood, however, that such liability shall be part of, and not in addition to, the Aggregate Limit of   Liability stated in item 3. of the Declarations of the attached bond.   (4) The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any   instrument unless the amount of such instrument shall be excess of (herein called Deductible   Amount), and unless such loss on account of such instrument, after deducting all recoveries on account of   such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such   Deductible Amount and then for such excess only, but in no event more than the amount of the attached   bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage   is less than the amount of the attached bond.   (5) Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations,   conditions, or provisions of the attached bond other than as above stated.   (6) The rider is effective as of 12:01 a.m. standard time on   By: ____________________________   Authorized Representative   24157046   Global X ETFs.   $25,000,   $5,000,   07/02/2020 as specified in the bond.

103014 (10/09) 1   NATIONAL UNION FIRE INSURANCE COMPANY   OF PITTSBURGH, PA   INSURING AGREEMENT L   To be attached to and form part of Bond No.   Issued to   It is agreed that:   1. The attached bond is amended by adding an additional Insuring Agreement as follows:   AUTOMATED PHONE SYSTEM   I. Loss caused by an Automated Phone System Transaction, where the request for such   APS Transaction is unauthorized or fraudulent and is made with the manifest intent to   deceive; provided, that the entity which receives such request generally maintains and   follows during the bond Period all APS Designated Procedures with respect to APS   Transactions. The Unintentional isolated failure of such entity to maintain and follow a   particular APS Designated Procedure in a particular instance shall not preclude coverage   under this Insuring Agreement, subject to the exclusions herein and in the Bond.   1. Definitions. The following terms used in this Insuring Agreement shall have the   following meanings:   a.   b.   Company which is requested over the telephone by means of information transmitted by   an individual caller through use of a telephone keypad.   c.   Shareholders which is made over the telephone by means of information transmitted by   an individual caller through use of a telephone keypad.   d.   into shares in an identically registered account of another Fund in the same complex   pursuant to exchange privileges of the two Funds, which exchange is requested over the   telephone by means of information transmitted by an individual caller through use of a   telephone keypad.   e.   24157046   Global X ETFs.   ("APS")   "APS Transaction" means any APS Redemption, APS Exchange or APS Election.   "APS Redemption" means any redemption of shares issued by an Investment   "APS Election" means any election concerning dividend options available to Fund   "APS Exchange" means any exchange of shares in a registered account of one Fund   "APS Designated Procedures" means all of the following procedures:

103014 (10/09) 2   (1) Election in Application: No APS Redemption shall be executed unless the   shareholder to whose account such an APS Redemption relates has previously   elected by Official Designation to permit such APS Redemption.   (2) Logging: All APS Transaction requests shall be logged or otherwise   recorded, so as to preserve all of the information transmitted by an individual   caller through use of a telephone keypad in the course of such a request, and the   records shall be retained for at least six months.   (a) Information contained in the records shall be capable of being retrieved   through the following methods:   audio tape and or transacti ons stored on computer disks   (b) Information contained in the records shall be capable of being retrieved   and produced within a reasonable time after retrieval of specific information   is requested, at a success rate of no less than 85 percent.   (3) Identity Test: The identity of the caller in any request for an APS   Transaction shall be tested before execution of that APS Transaction by   requiring the entry by the caller of a confidential personal identification number   (a) Limited Attempts to Enter PIN: If the caller fails to enter a correct   PIN within three attempts, the caller must not be allowed additional   attempts during the same (telephone call/twenty-four hour day) to enter   the PIN   (4) Written Confirmation: A written confirmation of any APS Transaction shall   be mailed to the shareholder(s) to whose account such APS Transaction relates,   at the original record address, by the end of the Insured’s next regular processing   cycle, but in no event later than five business days following such APS   Transaction.   (5) Access to APS Equipment: Access to the equipment which permits the entity   receiving the APS Transaction request to process and effect the transaction shall   be limited in the following manner:   2. Exclusions. It is further understood and agreed that this extension shall not cover:   a. Any loss covered under Insuring Agreement A.   b. Any loss resulting from:   (1) The redemption of shares, where the proceeds of such redemption are made   payable to other than   (i) the shareholder of record, or   ("PIN")   "Fidelity", of this Bond;

(ii) a person officially Designated to receive redemption proceeds, or   (iii) a bank account officially Designated to receive redemption proceeds, or   (2) The redemption of shares, where the proceeds of such redemption are paid by   check mailed to any address, unless such address has either been   (i) designated by voice over the telephone or in writing without a signature   guarantee, in either case at least thirty (30) days prior to such redemption, or   (ii) Officially Designated, or   (iii) Verified by any other procedures which may be stated below in this   Rider, or   (3) The redemption of shares, where the proceeds of such redemption are paid by   wire transfer to other than the shareholder’s officially Designated bank account, or   (4) The Intentional failure to adhere to one or more APS Designated Procedures.   2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations,   conditions or provisions of the attached bond other than above stated.   3. This rider shall become effective as of 12:01 a.m. on   By: _______________________   Authorized Representative   103014 (10/09) 3   07/02/2020, standard time as specified in the bond.

103005 (10/09) 1   NATIONAL UNION FIRE INSURANCE COMPANY   OF PITTSBURGH, PA   INSURING AGREEMENT M   TELEFACSIMILE TRANSMISSIONS   To be attached to and form part of Investment Company Blanket Bond No.   issued to   It is agreed that:   1. The attached bond is amended by adding an additional Insuring Agreement as follows:   TELEFACSIMILE TRANSMISSIONS   Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property,   established any credit, debited any account, or given any value relying on any fraudulent instructions sent   by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or   acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit,   debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:   i) bear a valid test key exchanged between the Insured and a customer or another financial institution   with authority to use such test key for Telefacsimile instructions in the ordinary course of business,   but which test key has been wrongfully obtained by a person who was not authorized to initiate,   make, validate or authenticate a test key arrangement; and   ii) fraudulently purport to have been sent by such customer or financial institution, but which   telefacsimile instruction were transmitted without the knowledge or consent of such   customer or financial institution by a person other than such customer or financial institution and   which bear a forged signature.   As used in this Insuring Agreement, “Telefacsimile” means a system of transmitting written documents by   electronic signals over telephone lines to equipment maintained by the Insured within its communication   room for the purposes of reproducing a copy of said document. It does not mean electronic communication   sent by Telex, TWC, or electronic mail, or Automated Clearing House.   2. The Single Loss Limit of Liability for the coverage provided under the TELEFACSIMILE   TRANSMISSIONS Insuring Agreement shall be it being understood, however, that such liability shall be   part of, and not in addition to, the aggregate limit of liability stated in Item 3 of the Declaration of the   attached bond.   3. The Underwriter shall be liable hereunder for the amount by which a Single Loss exceeds the Deductible   Amount of but not in excess of the Single Limit of Liability stated above.   24157046   Global X ETFs.   $2,500,000,

103005 (10/09) 2   4. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations   conditions or agreements of the attached bond other than as above stated.   5. This rider is effective as of 12:01 a.m. on   By: _____________________________   Authorized Representative   07/02/2020, standard time as specified in the attached bond.

103009 (10/09) 1   NATIONAL UNION FIRE INSURANCE COMPANY   OF PITTSBURGH, PA   To be attached to and form part of Investment Company Blanket Bond No.   in favor of   ERISA RIDER   It is agreed that:   1. The Name of Insured stated in the Declarations is amended to include the follwing as an Insured under the   attached bond:   any of the Insured’s Employee Welfare or Pension Benefit Plans now existing or hereafter created or   acquired which are required to be bonded under the Employee Retirement Income Security Act of 1974   (“ERISA”) (as amended).   2. Solely for the purpose of the coverage provided by this rider, the definition of “Employee” is amended to   include the following at the end thereof:   Employee shall also include any natural person who is a director or trustee of the Insured while such   director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension   Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager,   officer or employee of any such Plan.   3. Solely for the purpose of the coverage provided by this rider, if the attached bond, in accordance with the   agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or   Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than   such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations   published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plan Disclosure   Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for   each such Plan at least equal to that which would be required if such Plans were bonded separately.   4. In compliance with the foregoing, payment by the Underwriter in accordance with the agreements,   limitations and conditions of the attached bond shall be held by the Insured, or if more than one by the   Insured first named in the Declarations, for the use and benefit of any Employee Welfare or Pension Benefit   Plan sustaining loss so covered and to the extent of that such payment is in excess of the amount of   coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be   held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers   that it has sustained loss covered thereunder.   5. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the   bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts   of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which   each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said   Regulations.   24157046   Global X ETFs.

103009 (10/09) 2   6. Solely for the purpose of the coverage afforded by this rider, the Deductible Amount stated in the   Delcarations applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall   be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan   because of compliance with the provisions of ERISA.   7. The attached bond is amended by adding the following section at the end of the CONDITIONS AND   LIMITATIONS Clause:   DISCOVERY PERIOD   Upon cancellation or termination of this bond as an entirety (other than cancellation as a result of non-   payment of premium), whether by the Insured or by the Underwriter, the Insured shall be entitled to an   additional period of twelve (12) months within which to discover loss sustained by a Plan(s) or Plan   Official(s) prior to the effective date of such termination or cancellation (hereinafter the “Discovery   Period”). The Discovery Period may not be cancelled by the Insured or the Underwriter.   Notwithstanding the foregoing, the Discovery Period shall terminate immediately on the effective date of:   (a) any renewal bond or policy hereof obtained by the Insured from the Underwriter or an affiliate   thereof; or   (b) any other insurance obtained by the Insured, its successor in business or any other party from an   insurer other than the Underwriter or an affiliate thereof which replaces, in whole or in part, the   Underwriter giving notice of such termination; provided, however, that such Replacement   Coverage must provide coverage for loss sustained prior to its effective date. If such Replacement   Coverage does not provide coverage for loss sustained prior to its effective date, the Discovery   Period shall not immediately terminate.   As used in this Section, Plan(s) means any of the Insured’s Employee Welfare or Pension Benefit Plans now   existing or hereafter created or acquired which may be required to be bonded under the Employee   Retirement Income Security Act of 1974 (as amended)   As used in this Section, Plan Official(s) means, with respect to any Plan(s), any person(s) defined as such   under ERISA.   8. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions,   or agreements of the attached bond other than as above stated.   By: ______________________________   Authorized Representative   insurance afforded by this bond (hereinafter "Replacement Coverage") without the necessity of the   ("ERISA").

103012 (10/09) 1   NATIONAL UNION FIRE INSURANCE COMPANY   OF PITTSBURGH, PA   AMENDMENT TO TERMINATION   To be attached to and form part of Investment Company Blanket Bond No.   in favor of   It is agreed that:   1. The attached bond is hereby amended by deleting Section 13. TERMINATION in its entirety and replacing   it with the following:   SECTION13. TERMINATION   The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the   termination date which cannot be prior to 90 days after the receipt of such written notice by each   Investment Company named as Insured and the Securities and Exchange Commission, Washington,   D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the   Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities   and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the   termination. The Underwriter shall notify all other Investment Companies named as Insured of the   receipt of such termination notice and the termination cannot be effective prior to 90 days after   receipt of written notice by all other Investment Companies. Premiums are earned until the   termination date as set forth herein.   This Bond will terminate as to any one Insured (other than a registered management investment   company) immediately upon taking over of such Insured by a receiver or other liquidator or by   State or Federal officials, or immediately upon the filing of a petition under any State or Federal   statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of   creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger   into another entity, or by disposition of all of its assets.   This Bond will terminate as to any registered management investment company upon the expiration   of 90 days after written notice has been given to the Securities and Exchange Commission,   Washington, D.C.   The Underwriter shall refund the unearned premium computed at short rates in accordance with the   standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any   other reason.   This bond shall terminate   a. as to any Employee as soon as any partner, officer or supervisory   Employee of the Insured, who is not in collusion with such Employee,   shall learn of any dishonest or fraudulent act(s), including Larceny or   Embezzlement on the part of such Employee without prejudice to the   loss of any Property then in transit in the custody of such Employee and   upon the expiration of ninety (90) days after written notice has been   given to the Securities and Exchange Commission, Washington, D.C.   (See Section 16(d)) and to the Insured Investment Company, or   24157046.   Global X ETFs.

103012(10/09) 2   b. as to any Employee 90 days after receipt by each Insured and by the Securities   and Exchange Commission of a written notice from the Underwriter of its desire   to terminate this bond as to such Employee, or   c. as to any person, who is a partner, officer or employee of any Electronic Data   Processor covered under this bond, from and after the time that the Insured   or any partner or officer thereof not in collusion with such person shall have   knowledge or information that such person has committed any dishonest or   fraudulent act(s), including Larceny or Embezzlement in the service of the   Insured or otherwise, whether such act be committed before or after the time this   bond is effective and upon the expiration of ninety (90) days after written notice   has been given by the Underwriter to the Securities and Exchange Commission,   Washington DC and to the insured Investment Company.   2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms,   limitations, conditions, or provisions of the attached bond other than as above stated.   3. This rider is effective as of 12:01 a.m. on   By: ________________________________   Authorized Representative   07/02/2020.

41206 (9/84) 1   INVESTMENT COMPANY BLANKET BOND   The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the   General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in   accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item   3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond   Period, to indemnify and hold harmless the Insured for:   INSURING AGREEMENTS   (A) FIDELITY   Loss resulting from any dishonest or fraudulent   act(s), including Larceny or Embezzlement committed   by an Employee, committed anywhere and whether   committed alone or in collusion with others, including   loss of Property resulting from such acts of an   Employee, which Property is held by the Insured for   any purpose or in any capacity and whether so held   gratuitously or not and whether or not the Insured is   liable therefor.   Dishonest or fraudulent act(s) as used in this   Insuring Agreement shall mean only dishonest or   fraudulent act(s) committed by such Employee with   the manifest intent:   (a) to cause the Insured to sustain such loss;   and   (b) to obtain financial benefit for the Employee,   or for any other person or organization   intended by the Employee to receive such   benefit, other than salaries, commissions,   fees, bonuses, promotions, awards, profit   sharing, pensions or other employee   benefits earned in the normal course of   employment.   (B) AUDIT EXPENSE   Expense incurred by the Insured for that part of   the costs of audits or examinations required by any   governmental regulatory authority to be conducted   either by such authority or by an independent   accountant by reason of the discovery of loss   sustained by the Insured through any dishonest or   fraudulent act(s), including Larceny or Embezzlement   of any of the Employees. The total liability of the   Underwriter for such expense by reason of such acts   of any Employee or in which such Employee is   concerned or implicated or with respect to any one   audit or examination is limited to the amount stated   opposite Audit Expense in Item 3 of the Declarations;   it being understood, however, that such expense shall   be deemed to be a loss sustained by the Insured   through any dishonest or fraudulent act(s), including   Larceny or Embezzlement of one or more of the   Employees and the liability under this paragraph shall   be in addition to the Limit of liability stated in Insuring   Agreement (A) in Item 3 of the Declarations.   (C) ON PREMISES   Loss of Property (occurring with or without   negligence or violence) through robbery, burglary,   Larceny, theft, holdup, or other fraudulent means,   misplacement, mysterious unexplainable   disappearance, damage thereto or destruction thereof,   abstraction or removal from the possession, custody   or control of the Insured, and loss of subscription,   conversion, redemption or deposit privileges through   the misplacement or loss of Property, while the   Property is (or is supposed or believed by the Insured   to be) lodged or deposited within any offices or   premises located anywhere, except in an office listed   in Item 4 of the Declarations or amendment thereof   or in the mail or with a carrier for hire other than an   armored motor vehicle company, for the purpose of   transportation.   Offices and Equipment   (1) Loss of or damage to, furnishings, fixtures,   stationery, supplies or equipment, within any   of the Insured's offices covered under this   bond caused by Larceny or theft in, or by   burglary, robbery or holdup of such office,   or attempt thereat, or by vandalism or   malicious mischief; or

41206 (9/84) 2   (2) loss through damage to any such office by   Larceny or theft in, or by burglary, robbery   or holdup of such office or attempt thereat,   or to the interior of any such office by   vandalism or malicious mischief provided, in   any event, that the Insured is the owner of   such offices, furnishings, fixtures,   stationery, supplies or equipment or is   legally liable for such loss or damage,   always excepting, however, all loss or   damage through fire.   (D) IN TRANSIT   Loss of Property (occurring with or without   negligence or violence) through robbery, Larceny,   theft, holdup, misplacement, mysterious unexplainable   disappearance, being lost or otherwise made away   with, damage thereto or destruction thereof, and loss   of subscription, conversion, redemption or deposit   privileges through the misplacement or loss of   Property, while the Property is in transit anywhere in   the custody of any person or persons acting as   messenger, except while in the mail or with a carrier   for hire, other than an armored motor vehicle   company, for the purpose of transportation, such   transit to begin immediately upon receipt of such   Property by the transporting person or persons, and to   end immediately upon delivery thereof at destination.   (E) FORGERY OR ALTERATION   Loss through FORGERY or ALTERATION   of, on or in any bills of exchange, checks, drafts,   acceptances, certificates of deposit. promissory notes,   or other written promises, orders or directions to pay   sums certain in money, due bills, money orders,   warrants, orders upon public treasuries, letters of   credit, written instructions, advices or applications   directed to the Insured, authorizing or acknowledging   the transfer, payment, delivery or receipt of funds or   Property, which instructions or advices or applications   purport to have been signed or endorsed by any   customer of the Insured, shareholder or subscriber to   shares, whether certificated or uncertificated, of any   Investment Company or by any financial or banking   institution or stockbroker but which instructions,   advices or applications either bear the forged   signature or endorsement or have been altered   without the knowledge and consent of such customer,   shareholder or subscriber to shares, whether   certificated or uncertificated, of an Investment   Company, financial or banking institution or   stockbroker, withdrawal orders or receipts for the   withdrawal of funds or Property, or receipts or   certificates of deposit for Property and bearing the   name of the Insured as issuer, or of another   Investment Company for which the Insured acts as   agent, excluding, however, any loss covered under   Insuring Agreement (F) hereof whether or not   coverage for Insuring Agreement (F) is provided for   in the Declarations of this bond.   Any check or draft (a) made payable to a   fictitious payee and endorsed in the name of such   fictitious payee or (b) procured in a transaction with   the maker or drawer thereof or with one acting as an   agent of such maker or drawer or anyone   impersonating another and made or drawn payable to   the one so impersonated and endorsed by anyone   other than the one impersonated, shall be deemed to   be forged as to such endorsement.   Mechanically reproduced facsimile signatures   are treated the same as handwritten signatures.   (F) SECURITIES   Loss sustained by the Insured, including loss   sustained by reason of a violation of the constitution,   by-laws, rules or regulations of any Self Regulatory   Organization of which the Insured is a member or   which would have been imposed upon the Insured by   the constitution, by-laws, rules or regulations of any   Self Regulatory Organization if the Insured had been   a member thereof,   (1) through the Insured’s having, in good faith   and in the course of business, whether for   its own account or for the account of   others, in any representative, fiduciary,   agency or any other capacity, either   gratuitously or otherwise, purchased or   otherwise acquired, accepted or received,   or sold or delivered, or given any value,   extended any credit or assumed any   liability, on the faith of, or otherwise acted   upon, any securities, documents or other   written instruments which prove to have   been

41206 (9/84) 3   (a) counterfeited, or   (b) forged as to the signature of any   maker, drawer, issuer, endorser,   assignor, lessee, transfer agent or   registrar, acceptor, surety or guarantor   or as to the signature of any person   signing in any other capacity, or   (c) raised or otherwise altered, or lost, or   stolen, or   (2) through the Insured’s having, in good faith   and in the course of business, guaranteed in   writing or witnessed any signatures   whether for valuable consideration or not   and whether or not such guaranteeing or   witnessing is ultra vires the Insured, upon   any transfers, assignments, bills of sale,   powers of attorney, guarantees,   endorsements or other obligations upon or   in connection with any securities,   documents or other written instruments and   which pass or purport to pass title to such   securities, documents or other written   instruments; EXCLUDING, losses caused   by FORGERY or ALTERATION of, on or   in those instruments covered under Insuring   Agreement (E) hereof.   Securities, documents or other written   instruments shall be deemed to mean   original (including original counterparts)   negotiable or non-negotiable agreements   which in and of themselves represent an   equitable interest, ownership, or debt,   including an assignment thereof which   instruments are in the ordinary course of   business, transferable by delivery of such   agreements with any necessary   endorsement or assignment.   The word "counterfeited" as used in this   Insuring Agreement shall be deemed to   mean any security, document or other   written instrument which is intended to   deceive and to be taken for an original.   Mechanically produced facsimile signatures   are treated the same as handwritten   signatures.   (G) COUNTERFEIT CURRENCY   Loss through the receipt by the Insured, in good   faith, of any counterfeited money orders or altered   paper currencies or coin of the United States of   America or Canada issued or purporting to have been   issued by the United States of America or Canada or   issued pursuant to a United States of America or   Canadian statute for use as currency.   (H) STOP PAYMENT   Loss against any and all sums which the   Insured shall become obligated to pay by reason of   the Liability imposed upon the Insured by law for   damages:   For having either complied with or failed to   comply with any written notice of any   customer, shareholder or subscriber of the   Insured or any Authorized Representative of   such customer, shareholder or subscriber to   stop payment of any check or draft made or   drawn by such customer, shareholder or   subscriber or any Authorized Representative of   such customer, shareholder or subscriber, or   For having refused to pay any check or draft   made or drawn by any customer, shareholder or   subscriber of the Insured or any Authorized   Representative of such customer, shareholder   or subscriber.   (I) UNCOLLECTIBLE ITEMS OF DEPOSIT   Loss resulting from payments of dividends or   fund shares, or withdrawals permitted from any   customer’s, shareholder’s or subscriber’s account   based upon Uncollectible Items of Deposit of a   customer, shareholder or subscriber credited by the   Insured or the Insured’s agent to such customer’s,   shareholder’s or subscriber’s Mutual Fund Account;   or   loss resulting from any Item of Deposit   processed through an Automated Clearing House   which is reversed by the customer, shareholder or   subscriber and deemed uncollectible by the Insured.

41206 (9/84) 4   Loss includes dividends and interest accrued   not to exceed 15% of the Uncollectible Items which   are deposited.   This Insuring Agreement applies to all Mutual   Funds with “exchange privileges” if all Fund(s) in the   exchange program are insured by a National Union   Fire Insurance Company of Pittsburgh, PA for   Uncollectible Items of Deposit. Regardless of the   number of transactions between Fund(s), the   minimum number of days of deposit within the   Fund(s) before withdrawal as declared in the Fund(s)   prospectus shall begin from the date a deposit was   first credited to any Insured Fund(s).   GENERAL AGREEMENTS   A . ADDITIONAL OFFICES OR EMPLOYEES-   CONSOLIDATION OR MERGER-NOTICE   1. If the Insured shall, while this bond is in   force, establish any additional office or   offices, such office or offices shall be   automatically covered hereunder from the   dates of their establishment, respectively. No   notice to the Underwriter of an increase   during any premium period in the number of   offices or in the number of Employees at any   of the offices covered hereunder need be   given and no additional premium need be paid   for the remainder of such premium period.   2. If an Investment Company, named as   Insured herein, shall, while this bond is in   force, merge or consolidate with, or purchase   the assets of another institution, coverage for   such acquisition shall apply automatically   from the date of acquisition. The Insured   shall notify the Underwriter of such   acquisition within 60 days of said date, and an   additional premium shall be computed only if   such acquisition involves additional offices or   employees.   B. WARRANTY   No statement made by or on behalf of the   Insured, whether contained in the application or   otherwise, shall be deemed to be a warranty of   anything except that it is true to the best of the   knowledge and belief of the person making the   statement.   C. COURT COSTS AND ATTORNEYS' FEES   (Applicable to all Insuring Agreements or   Coverages now or hereafter forming part of this   bond)   The Underwriter will indemnify the Insured   against court costs and reasonable attorneys' fees   incurred and paid by the Insured in defense, whether or   not successful, whether or not fully litigated on the   merits and whether or not settled of any suit or legal   proceeding brought against the Insured to enforce the   Insured's liability or alleged liability on account of any   loss, claim or damage which, if established against the   Insured, would constitute a loss sustained by the   Insured covered under the terms of this bond provided,   however, that with respect to Insuring Agreement (A)   this indemnity shall apply only in the event that   (1) an Employee admits to being guilty of any   dishonest or fraudulent act(s), including   Larceny or Embezzlement; or   (2) an Employee is adjudicated to be guilty of   any dishonest or fraudulent act(s), including   Larceny or Embezzlement;   (3) in the absence of (1) or (2) above an   arbitration panel agrees, after a review of   an agreed statement of facts, that an   Employee would be found guilty of   dishonesty if such Employee were   prosecuted.   The Insured shall promptly give notice to the   Underwriter of any such suit or legal proceeding and   at the request of the Underwriter shall furnish it with   copies of all pleadings and other papers therein. At   the Underwriter's election the Insured shall permit the   Underwriter to conduct the defense of such suit or   legal proceeding, in the Insured's name, through   attorneys of the Underwriter's selection. In such   event, the Insured shall give all reasonable information   and assistance which the Underwriter shall deem   necessary to the proper defense of such suit or legal   proceeding.   If the amount of the Insured's liability or alleged

41206 (9/84) 5   liability is greater than the amount recoverable under   this bond, or if a Deductible Amount is applicable, or   both, the liability of the Underwriter under this   General Agreement is limited to the proportion of   court costs and attorneys' fees incurred and paid by   the Insured or by the Underwriter that the amount   recoverable under this bond bears to the total of such   amount plus the amount which is not so recoverable.   Such indemnity shall be in addition to the Limit of   Liability for the applicable Insuring Agreement or   Coverage.   D. FORMER EMPLOYEE   Acts of an Employee, as defined in this bond,   are covered under Insuring Agreement (A) only while   the Employee is in the Insured's employ. Should loss   involving a former Employee of the Insured be   discovered subsequent to the termination of   employment, coverage would still apply under Insuring   Agreement (A) if the direct proximate cause of the   loss occurred while the former Employee performed   duties within the scope of his/her employment.   THE FOREGOING INSURING AGREEMENTS AND   GENERAL AGREEMENTS ARE SUBJECT TO   THE FOLLOWING CONDITIONS   AND LIMITATIONS:   SECTION 1. DEFINITIONS   The following terms, as used in this bond, shall   have the respective meanings stated in this Section:   (a) "Employee" means:   (1) any of the Insured's officers, partners,   or employees, and   (2) any of the officers or employees of any   predecessor of the Insured whose   principal assets are acquired by the   Insured by consolidation or merger   with, or purchase of assets or capital   stock of such predecessor. and   (3) attorneys retained by the Insured to   perform legal services for the Insured   and the employees of such attorneys   while such attorneys or the employees   of such attorneys are performing such   services for the Insured, and   (4) guest students pursuing their studies or   duties in any of the Insured's offices,   and   (5) directors or trustees of the Insured, the   investment advisor, underwriter   (distributor), transfer agent, or   shareholder accounting record keeper,   or administrator authorized by written   agreement to keep financial and/or   other required records, but only while   performing acts coming within the   scope of the usual duties of an officer   or employee or while acting as a   member of any committee duly elected   or appointed to examine or audit or   have custody of or access to the   Property of the Insured, and   (6) any individual or individuals assigned to   perform the usual duties of an   employee within the premises of the   Insured, by contract, or by any agency   furnishing temporary personnel on a   contingent or part-time basis, and   (7) each natural person, partnership or   corporation authorized by written   agreement with the Insured to perform   services as electronic data processor of   checks or other accounting records of   the Insured, but excluding any such   processor who acts as transfer agent or   in any other agency capacity in issuing   checks, drafts or securities for the   Insured, unless included under Sub-   section (9) hereof, and   (8) those persons so designated in Section   15, Central Handling of Securities, and   (9) any officer, partner or Employee of   a) an investment advisor,   b) an underwriter (distributor),   c) a transfer agent or shareholder   accounting record-keeper, or

41206 (9/84) 6   d) an administrator authorized by   written agreement to keep   financial and/or other required   records,   for an Investment Company named as   Insured while performing acts coming   within the scope of the usual duties of   an officer or Employee of any   Investment Company named as Insured   herein, or while acting as a member of   any committee duly elected or   appointed to examine or audit or have   custody of or access to the Property of   any such Investment Company,   provided that only Employees or   partners of a transfer agent,   shareholder accounting record-keeper   or administrator which is an affiliated   person as defined in the Investment   Company Act of 1940, of an   Investment Company named as Insured   or is an affiliated person of the adviser,   underwriter or administrator of such   Investment Company, and which is not   a bank, shall be included within the   definition of Employee.   Each employer of temporary personnel   or processors as set forth in Sub-   Sections (6) and of Section 1(a) and   their partners, officers and employees   shall collectively be deemed to be one   person for all the purposes of this bond,   excepting, however, the last paragraph   of Section 13.   Brokers, or other agents under contract or   representatives of the same general   character shall not be considered   Employees.   (b) "Property" means money (i.e.. currency,   coin, bank notes, Federal Reserve notes),   postage and revenue stamps, U.S. Savings   Stamps, bullion, precious metals of all kinds   and in any form and articles made   therefrom, jewelry, watches, necklaces,   bracelets, gems, precious and semi-precious   stones, bonds, securities, evidences of   debts, debentures, scrip, certificates, interim   receipts, warrants, rights, puts, calls,   straddles, spreads, transfers, coupons,   drafts, bills of exchange, acceptances,   notes, checks, withdrawal orders, money   orders, warehouse receipts, bills of lading,   conditional sales contracts, abstracts of title,   insurance policies, deeds, mortgages under   real estate and/or chattels and upon   interests therein, and assignments of such   policies, mortgages and instruments, and   other valuable papers, including books of   account and other records used by the   Insured in the conduct of its business, and   all other instruments similar to or in the   nature of the foregoing including Electronic   Representations of such instruments   enumerated above (but excluding all data   processing records) in which the Insured   has an interest or in which the Insured   acquired or should have acquired an   interest by reason of a predecessor' s   declared financial condition at the time of   the Insured's consolidation or merger with,   or purchase of the principal assets of, such   predecessor or which are held by the   Insured for any purpose or in any capacity   and whether so held by the Insured for any   purpose or in any capacity and whether so   held gratuitously or not and whether or not   the Insured is liable therefor.   (c) "Forgery" means the signing of the name of   another with intent to deceive; it does not   include the signing of one's own name with   or without authority, in any capacity, for   any purpose.   (d) "Larceny and Embezzlement" as it applies   to any named Insured means those acts as   set forth in Section 37 of the Investment   Company Act of 1940.   (e) "Items of Deposit" means any one or more   checks and drafts. Items of Deposit shall   not be deemed uncollectible until the   Insured's collection procedures have failed.   SECTION 2. EXCLUSIONS

41206 (9/84) 7   THIS BOND DOES NOT COVER:   (a) loss effected directly or indirectly by means   of forgery or alteration of, on or in any   instrument, except when covered by   Insuring Agreement (A), (E), (F) or (G).   (b) loss due to riot or civil commotion outside   the United States of America and Canada;   or loss due to military, naval or usurped   power, war or insurrection unless such loss   occurs in transit in the circumstances   recited in Insuring Agreement (D), and   unless, when such transit was initiated,   there was no knowledge of such riot, civil   commotion, military, naval or usurped   power, war or insurrection on the part of   any person acting for the Insured in   initiating such transit.   (c) loss, in time of peace or war, directly or   indirectly caused by or resulting from the   effects of nuclear fission or fusion or   radioactivity; provided, however, that this   paragraph shall not apply to loss resulting   from industrial uses of nuclear energy.   (d) loss resulting from any wrongful act or acts   of any person who is a member of the   Board of Directors of the Insured or a   member of any equivalent body by   whatsoever name known unless such   person is also an Employee or an elected   official, partial owner or partner of the   Insured in some other capacity, nor, in any   event, loss resulting from the act or acts of   any person while acting in the capacity of a   member of such Board or equivalent body.   (e) loss resulting from the complete or partial   non-payment of, or default upon, any loan   or transaction in the nature of, or amounting   to, a loan made by or obtained from the   Insured or any of its partners, directors or   Employees, whether authorized or   unauthorized and whether procured in good   faith or through trick, artifice, fraud or false   pretenses. unless such loss is covered   under Insuring Agreement (A), (E) or (F).   (f) loss resulting from any violation by the   Insured or by any Employee   (1) of law regulating (a) the issuance,   purchase or sale of securities, (b)   securities transactions upon Security   Exchanges or over the counter   market, (c) Investment Companies,   or (d) Investment Advisors, or   (2) of any rule or regulation made   pursuant to any such law, unless such   loss, in the absence of such laws,   rules or regulations, would be   covered under Insuring Agreements   (A) or (E).   (g) loss of Property or loss of privileges   through the misplacement or loss of   Property as set forth in Insuring Agreement   (C) or (D) while the Property is in the   custody of any armored motor vehicle   company, unless such loss shall be in   excess of the amount recovered or   received by the Insured under (a) the   Insured's contract with said armored motor   vehicle company, (b) insurance carried by   said armored motor vehicle company for   the benefit of users of its service, and (c)   all other insurance and indemnity in force in   whatsoever form carried by or for the   benefit of users of said armored motor   vehicle company's service, and then this   bond shall cover only such excess.   (h) potential income, including but not limited to   interest and dividends, not realized by the   Insured because of a loss covered under   this bond, except as included under Insuring   Agreement (I).   (i) all damages of any type for which the   Insured is legally liable, except direct   compensatory damages arising from a loss   covered under this bond.   (j) loss through the surrender of Property   away from an office of the Insured as a   result of a threat   (1) to do bodily harm to any person,   except loss of Property in transit in   the custody of any person acting as   messenger provided that when such   transit was initiated there was no   knowledge by the Insured of any   such threat, or   (2) to do damage to the premises or   Property of the Insured, except when

41206 (9/84) 8   covered under Insuring Agreement   (A).   (k) all costs, fees and other expenses incurred   by the Insured in establishing the existence   of or amount of loss covered under this   bond unless such indemnity is provided for   under Insuring Agreement (B).   (l) loss resulting from payments made or   withdrawals from the account of a   customer of the Insured, shareholder or   subscriber to shares involving funds   erroneously credited to such account,   unless such payments are made to or   withdrawn by such depositor or   representative of such person, who is within   the premises of the drawee bank of the   Insured or within the office of the Insured   at the time of such payment or withdrawal   or unless such payment is covered under   Insuring Agreement (A).   (m) any loss resulting from Uncollectible Items   of Deposit which are drawn from a   financial institution outside the fifty states of   the United States of America, District of   Columbia, and territories and possessions of   the United States of America, and Canada.   SECTION 3. ASSIGNMENT OF RIGHTS   This bond does not afford coverage in favor of   any Employers of temporary personnel or of   processors as set forth in sub-sections (6) and (7) of   Section 1(a) of this bond, as aforesaid, and upon   payment to the Insured by the Underwriter on   account of any loss through dishonest or fraudulent   act(s) including Larceny or Embezzlement committed   by any of the partners, officers or employees of such   Employers, whether acting alone or in collusion with   others, an assignment of such of the Insured's rights   and causes of action as it may have against such   Employers by reason of such acts so committed shall,   to the extent of such payment, be given by the   Insured to the Underwriter, and the Insured shall   execute all papers necessary to secure to the   Underwriter the rights herein provided for.   SECTION 4. LOSS -NOTICE -PROOF-   LEGAL PROCEEDINGS   This bond is for the use and benefit only of the   Insured named in the Declarations and the   Underwriter shall not be liable hereunder for loss   sustained by anyone other than the Insured unless the   Insured, in its sole discretion and at its option, shall   include such loss in the Insured's proof of loss. At the   earliest practicable moment after discovery of any   loss hereunder the Insured shall give the Underwriter   written notice thereof and shall also within six months   after such discovery furnish to the Underwriter   affirmative proof of loss with full particulars. If claim   is made under this bond for loss of securities or   shares, the Underwriter shall not be liable unless each   of such securities or shares is identified in such proof   of loss by a certificate or bond number or, where such   securities or shares are uncertificated, by such   identification means as agreed to by the Underwriter.   The Underwriter shall have thirty days after notice   and proof of loss within which to investigate the claim,   but where the loss is clear and undisputed, settlement   shall be made within forty-eight hours; and this shall   apply notwithstanding the loss is made up wholly or in   part of securities of which duplicates may be   obtained. Legal proceedings for recovery of any loss   hereunder shall not be brought prior to the expiration   of sixty days after such proof of loss is filed with the   Underwriter nor after the expiration of twenty-four   months from the discovery of such loss, except that   any action or proceeding to recover hereunder on   account of any judgment against the Insured in any   suit mentioned in General Agreement C or to recover   attorneys' fees paid in any such suit, shall be begun   within twenty-four months from the date upon which   the judgment in such suit shall become final. If any   limitation embodied in this bond is prohibited by any   law controlling the construction hereof, such limitation   shall be deemed to be amended so as to be equal to   the minimum period of limitation permitted by such   law.   Discovery occurs when the Insured   (a) becomes aware of facts, or   (b) receives written notice of an actual or   potential claim by a third party which   alleges that the Insured is liable under   circumstance   which would cause a reasonable person to assume   that a loss covered by the bond has been or will be

41206 (9/84) 9   incurred even though the exact amount or details of   loss may not be then   known.   SECTION 5. VALUATION OF PROPERTY   The value of any Property, except books of   accounts or other records used by the Insured in the   conduct of its business, for the loss of which a claim   shall be made hereunder, shall be determined by the   average market value of such Property on the   business day next preceding the discovery of such   loss; provided, however, that the value of any   Property replaced by the Insured prior to the payment   of claim therefor shall be the actual market value at   the time of replacement; and further provided that in   case of a loss or misplacement of interim certificates,   warrants, rights, or other securities, the production   which is necessary to the exercise of subscription,   conversion, redemption or deposit privileges, the value   thereof shall be the market value of such privileges   immediately preceding the expiration thereof if said   loss or misplacement is not discovered until after their   expiration. If no market price is quoted for such   Property or for such privileges, the value shall be   fixed by agreement between the parties or by   arbitration.   In case of any loss or damage to Property   consisting of books of accounts or other records used   by the Insured in the conduct of its business, the   Underwriter shall be liable under this bond only if   such books or records are actually reproduced and   then for not more than the cost of blank books, blank   pages or other materials plus the cost of labor for the   actual transcription or copying of data which shall   have been furnished by the Insured in order to   reproduce such books and other records.   SECTION 6. VALUATION OF PREMISES AND   FURNISHINGS   In case of damage to any office of the Insured,   or loss of or damage to the furnishings, fixtures,   stationery, supplies, equipment, safes or vaults therein,   the Underwriter shall not be liable for more than the   actual cash value thereof, or for more than the actual   cost of their replacement or repair. The Underwriter   may, at its election, pay such actual cash value or   make such replacement or repair. If the Underwriter   and the Insured cannot agree upon such cash value or   such cost of replacement or repair, such shall be   determined by arbitration.   SECTION 7. LOST SECURITIES   If the Insured shall sustain a loss of securities   the total value of which is in excess of the limit stated   in Item 3 of the Declarations of this bond, the liability   of the Underwriter shall be limited to payment for, or   duplication of, securities having value equal to the limit   stated in Item 3 of the Declarations of this bond.   If the Underwriter shall make payment to the   Insured for any loss of securities, the Insured shall   thereupon assign to the Underwriter all of the   Insured's rights, title and interests in and to said   securities.   With respect to securities the value of which do   not exceed the Deductible Amount (at the time of the   discovery of the loss) and for which the Underwriter   may at its sole discretion and option and at the request   of the Insured issue a Lost Instrument Bond or Bonds   to effect replacement thereof, the Insured will pay the   usual premium charged therefor and will indemnify   the Underwriter against all loss or expense that the   Underwriter may sustain because of the issuance of   such Lost Instrument Bond or Bonds.   With respect to securities the value of which   exceeds the Deductible Amount (at the time of   discovery of the loss) and for which the Underwriter   may issue or arrange for the issuance of a Lost   Instrument Bond or Bonds to effect replacement   thereof, the Insured agrees that it will pay as premium   therefor a proportion of the usual premium charged   therefor, said proportion being equal to the percentage   that the Deductible Amount bears to the value of the   securities upon discovery of the loss, and that it will   indemnify the issuer of said Lost Instrument Bond or   Bonds against all loss and expense that is not   recoverable from the Underwriter under the terms   and conditions of this INVESTMENT COMPANY   BLANKET BOND subject to the Limit of Liability   hereunder.   SECTION 8. SALVAGE   In case of recovery, whether made by the   Insured or by the Underwriter, on account of any loss   in excess of the Limit of Liability hereunder plus the   Deductible Amount applicable to such loss from any

41206 (9/84) 10   source other than suretyship, insurance, reinsurance,   security or indemnity taken by or for the benefit of the   Underwriter, the net amount of such recovery, less   the actual costs and expenses of making same, shall   be applied to reimburse the Insured in full for the   excess portion of such loss, and the remainder, if any,   shall be paid first in reimbursement of the   Underwriter and thereafter in reimbursement of the   Insured for that part of such loss within the   Deductible Amount. The Insured shall execute all   necessary papers to secure to the Underwriter the   rights provided for herein.   SECTION 9. NON-REDUCTION AND NON-   ACCUMULATION OF LIABILITY AND TOTAL   LIABILITY   At all times prior to termination hereof this bond   shall continue in force for the limit stated in the   applicable sections of Item 3 of the Declarations of   this bond notwithstanding any previous loss for which   the Underwriter may have paid or be liable to pay   hereunder; PROVIDED, however, that regardless of   the number of years this bond shall continue in force   and the number of premiums which shall be payable   or paid, the liability of the Underwriter under this bond   with respect to all loss resulting from   (a) any one act of burglary, robbery or holdup,   or attempt thereat, in which no Partner or   Employee is concerned or implicated shall   be deemed to be one loss, or   (b) any one unintentional or negligent act on the   part of any one person resulting in damage   to or destruction or misplacement of   Property, shall be deemed to be one loss, or   (c) all wrongful acts, other than those specified   in (a) above, of any one person shall be   deemed to be one loss, or   (d) all wrongful acts, other than those specified   in (a) above, of one or more persons (which   dishonest act(s) or act(s) of Larceny or   Embezzlement include, but are not limited   to, the failure of an Employee to report   such acts of others) whose dishonest act or   acts intentionally or unintentionally,   knowingly or unknowingly, directly or   indirectly, aid or aids in any way, or permits   the continuation of, the dishonest act or acts   of any other person or persons shall be   deemed to be one loss with the act or acts   of the persons aided, or   (e) any one casualty or event other than those   specified in (a), (b), (c) or (d) preceding,   shall be deemed to be one loss, and   shall be limited to the applicable Limit of Liability   stated in Item 3 of the Declarations of this bond   irrespective of the total amount of such loss or losses   and shall not be cumulative in amounts from year to   year or from period to period.   Sub-section (c) is not applicable to any situation   to which the language of sub-section (d) applies.   SECTION 10. LIMIT OF LIABILITY   With respect to any loss set forth in the   PROVIDED clause of Section 9 of this bond which is   recoverable or recovered in whole or in part under   any other bonds or policies issued by the Underwriter   to the Insured or to any predecessor in interest of the   Insured and terminated or cancelled or allowed to   expire and in which the period for discovery has not   expired at the time any such loss thereunder is   discovered, the total liability of the Underwriter under   this bond and under other bonds or policies shall not   exceed, in the aggregate, the amount carried   hereunder on such loss or the amount available to the   Insured under such other bonds or policies, as limited   by the terms and conditions thereof, for any such loss   if the latter amount be the larger.   SECTION 11. OTHER INSURANCE   If the Insured shall hold, as indemnity against   any loss covered hereunder, any valid and   enforceable insurance or suretyship, the Underwriter   shall be liable hereunder only for such amount of such   loss which is in excess of the amount of such other   insurance or suretyship, not exceeding, however, the   Limit of Liability of this bond applicable to such loss.   SECTION 12. DEDUCTIBLE   The Underwriter shall not be liable under any of   the Insuring Agreements of this bond on account of loss   as specified, respectively, in sub-sections (a), (b), (c),   (d) and (e) of Section 9, NON-REDUCTION AND   NON- ACCUMULATION OF LIABILITY AND

41206 (9/84) 11   TOTAL LIABILITY, unless the amount of such loss,   after deducting the net amount of all reimbursement   and/or recovery obtained or made by the Insured, other   than from any bond or policy of insurance issued by an   insurance company and covering such loss, or by the   Underwriter on account thereof prior to payment by the   Underwriter of such loss, shall exceed the Deductible   Amount set forth in Item 3 of the Declarations hereof   (herein called Deductible Amount) and then for such   excess only, but in no event for more than the   applicable Limit of Liability stated in Item 3 of the   Declarations.   The Insured will bear, in addition to the   Deductible Amount, premiums on Lost Instrument   Bonds as set forth in Section 7.   There shall be no deductible applicable to any   loss under Insuring Agreement A sustained by any   Investment Company named as Insured herein.   SECTION 13. TERMINATION   The Underwriter may terminate this bond as an   entirety by furnishing written notice specifying the   termination date which cannot be prior to 60 days   after the receipt of such written notice by each   Investment Company named as Insured and the   Securities and Exchange Commission, Washington,   D.C. The Insured may terminate this bond as an   entirety by furnishing written notice to the   Underwriter. When the Insured cancels, the Insured   shall furnish written notice to the Securities and   Exchange Commission, Washington. D.C. prior to 60   days before the effective date of the termination. The   Underwriter shall notify all other Investment   Companies named as Insured of the receipt of such   termination notice and the termination cannot be   effective prior to 60 days after receipt of written   notice by all other Investment Companies. Premiums   are earned until the termination date as set forth   herein.   This Bond will terminate as to any one Insured   immediately upon taking over of such Insured by a   receiver or other liquidator or by State or Federal   officials, or immediately upon the filing of a petition   under any State or Federal statute relative to   bankruptcy or reorganization of the Insured, or   assignment for the benefit of creditors of the Insured.   or immediately upon such Insured ceasing to exist,   whether through merger into another entity, or by   disposition of all of its assets.   The Underwriter shall refund the unearned   premium computed at short rates in accordance with   the standard short rate cancellation tables if   terminated by the Insured or pro rata if terminated for   any other reason.   This Bond shall terminate   (a) as to any Employee as soon as any   partner, officer or supervisory Employee   of the Insured, who is not in collusion   with such Employee, shall learn of any   dishonest or fraudulent act(s), including   Larceny or Embezzlement on the part of   such Employee without prejudice to the   loss of any Property then in transit in the   custody of such Employee (See Section   16[d]), or   (b) as to any Employee 60 days after receipt   by each Insured and by the Securities and   Exchange Commission of a written notice   from the Underwriter of its desire to   terminate this bond as to such Employee,   or   (c) as to any person, who is a partner, officer   or employee of any Electronic Data   Processor covered under this bond, from   and after the time that the Insured or any   partner or officer thereof not in collusion   with such person shall have knowledge or   information that such person has   committed any dishonest or fraudulent   act(s), including Larceny or   Embezzlement in the service of the   Insured or otherwise, whether such act   be committed before or after the time this   bond is effective.   SECTION 14. RIGHTS AFTER TERMINATION   OR CANCELLATION   At any time prior to the termination or   cancellation of this bond as an entirety, whether by   the Insured or the Underwriter, the Insured may give   to the Underwriter notice that it desires under this   bond an additional period of 12 months within which   to discover loss sustained by the Insured prior to the

41206 (9/84) 12   effective date of such termination or cancellation and   shall pay an additional premium therefor.   Upon receipt of such notice from the Insured,   the Underwriter shall give its written consent thereto;   provided, however, that such additional period of time   shall terminate immediately;   (a) on the effective date of any other   insurance obtained by the Insured, its   successor in business or any other party,   replacing in whole or in part the insurance   afforded by this bond, whether or not   such other insurance provides coverage   for loss sustained prior to its effective   date, or   (b) upon takeover of the Insured's business   by any State or Federal official or   agency, or by any receiver or liquidator,   acting or appointed for this purpose   without the necessity of the Underwriter giving notice   of such termination. In the event that such additional   period of time is terminated, as provided above, the   Underwriter shall refund any unearned premium.   The right to purchase such additional period for   the discovery of loss may not be exercised by any   State or Federal official or agency, or by any receiver   or liquidator, acting or appointed to take over the   Insured's business for the operation or for the   liquidation thereof or for any other purpose.   SECTION 15. CENTRAL HANDLING OF   SECURITIES   Securities included in the systems for the   central handling of securities established and   maintained by Depository Trust Company, Midwest   Depository Trust Company, Pacific Securities   Depository Trust Company, and Philadelphia   Depository Trust Company, hereinafter called   Corporations, to the extent of the Insured's interest   therein as effective by the making of appropriate   entries on the books and records of such Corporations   shall be deemed to be Property.   The words "Employee" and "Employees" shall   be deemed to include the officers, partners, clerks and   other employees of the New York Stock Exchange,   Boston Stock Exchange, Midwest Stock Exchange,   Pacific Stock Ex- change and Philadelphia Stock   Exchange, hereinafter called Exchanges, and of the   above named Corporations, and of any nominee in   whose name is registered any security included within   the systems for the central handling of securities   established and maintained by such Corporations, and   any employee of any recognized service company,   while such officers, partners, clerks and other   employees and employees of service companies   perform services for such Corporations in the   operation of such systems. For the purpose of the   above definition a recognized service company shall   be any company providing clerks or other personnel to   said Exchanges or Corporation on a contract basis.   The Underwriter shall not be liable on account   of any loss(es) in connection with the central handling   of securities within the systems established and   maintained by such Corporations, unless such loss(es)   shall be in excess of the amount(s) recoverable or   recovered under any bond or policy of insurance   indemnifying such Corporations, against such loss(es),   and then the Underwriter shall be liable hereunder   only for the Insured' s share of such excess loss(es),   but in no event for more than the Limit of Liability   applicable hereunder.   For the purpose of determining the Insured's   share of excess loss(es) it shall be deemed that the   Insured has an interest in any certificate representing   any security included within such systems equivalent   to the interest the Insured then has in all certificates   representing the same security included within such   systems and that such Corporations shall use their   best judgement in apportioning the amount(s)   recoverable or recovered under any bond or policy of   insurance indemnifying such Corporations against   such loss(es) in connection with the central handling   of securities within such systems among all those   having an interest as recorded by appropriate entries   in the books and records of such Corporations in   Property involved in such loss(es) on the basis that   each such interest shall share in the amount(s) so   recoverable or recovered in the ratio that the value of   each such interest bears to the total value of all such   interests and that the Insured's share of such excess   loss(es) shall be the amount of the Insured's interest   in such Property in excess of the amount(s) so   apportioned to the Insured by such Corporations.   This bond does not afford coverage in favor of   such Corporations or Exchanges or any nominee in   whose name is registered any security included within   the systems for the central handling of securities   established and maintained by such Corporations, and   upon payment to the Insured by the Underwriter on   account of any loss(es) within the systems, an

41206 (9/84) 13   assignment of such of the Insured's rights and causes   of action as it may have against such Corporations or   Exchanges shall to the extent of such payment, be   given by the Insured to the Underwriter, and the   Insured shall execute all papers necessary to secure   to the Underwriter the rights provided for herein.   SECTION 16. ADDITIONAL COMPANIES   INCLUDED AS INSURED   If more than one corporation, co-partnership or   person or any combination of them be included as the   Insured herein:   (a) the total liability of the Underwriter   hereunder for loss or losses sustained by   any one or more or all of them shall not   exceed the limit for which the   Underwriter would be liable hereunder if   all such loss were sustained by any one   of them,   (b) the one first named herein shall be   deemed authorized to make, adjust and   receive and enforce payment of all claims   hereunder and shall be deemed to be the   agent of the others for such purposes and   for the giving or receiving of any notice   required or permitted to be given by the   terms hereof, provided that the   Underwriter shall furnish each named   Investment Company with a copy of the   bond and with any amendment thereto,   together with a copy of each formal filing   of the settlement of each such claim prior   to the execution of such settlement,   (c) the Underwriter shall not be responsible   for the proper application of any payment   made hereunder to said first named   Insured,   (d) knowledge possessed or discovery made   by any partner, officer or supervisory   Employee of any Insured shall for the   purposes of Section 4 and Section 13 of   this bond constitute knowledge or   discovery by all the Insured, and   (e) if the first named Insured ceases for any   reason to be covered under this bond,   then the Insured next named shall   thereafter be considered as the first   named Insured for the purposes of this   bond.   SECTION 17. NOTICE AND CHANGE OF   CONTROL   Upon the Insured's obtaining knowledge of a   transfer of its outstanding voting securities which   results in a change in control (as set forth in Section   2(a) (9) of the Investment Company Act of 1940) of   the Insured, the Insured shall within thirty (30) days of   such knowledge give written notice to the   Underwriter setting forth:   (a) the names of the transferors and   transferees (or the names of the   beneficial owners if the voting securities   are requested in another name), and   (b) the total number of voting securities   owned by the transferors and the   transferees (or the beneficial owners),   both immediately before and after the   transfer, and   (c) the total number of outstanding voting   securities.   As used in this section, control means the   power to exercise a controlling influence over the   management or policies of the Insured.   Failure to give the required notice shall result in   termination of coverage of this bond, effective upon   the date of stock transfer for any loss in which any   transferee is concerned or implicated.   Such notice is not required to be given in the   case of an Insured which is an Investment Company.   SECTION 18. CHANGE OR MODIFICATION   This bond or any instrument amending or   effecting same may not be changed or modified   orally. No changes in or modification thereof shall be   effective unless made by written endorsement issued   to form a part hereof over the signature of the   Underwriter's Authorized Representative. When a   bond covers only one Investment Company no change   or modification which would adversely affect the   rights of the Investment Company shall be effective   prior to 60 days after written notification has been   furnished to the Securities and Exchange Commission,   Washington, D.C. by the Insured or by the

41206 (9/84) 14   Underwriter. If more than one Investment Company   is named as the Insured herein, the Underwriter shall   give written notice to each Investment Company and   to the Securities and Exchange Commission,   Washington, D.C. not less than 60 days prior to the   effective date of any change or modification which   would adversely affect the rights of such Investment   Company.   IN WITNESS WHEREOF, the Underwriter has   caused this bond to be executed on the Declarations   Page.   `

This endorsement, effective 07/02/2020 at 12:01 AM forms a part of   Policy number: 24157046   Issued to: Global X ETFs   By: National Union Fire Insurance Company of Pittsburgh, PA     115903 (10/13) Page 1 of 1   PROTECTED INFORMATION EXCLUSION   (CARVEBACK)      This endorsement modifies insurance provided under the following:      INVESTMENT COMPANY BLANKET BOND      In consideration of the premium charged, it is hereby understood and agreed that this   policy does not cover loss resulting directly or indirectly from the: (i) “theft,”   disappearance or destruction of; (ii) unauthorized use or disclosure of; (iii)   unauthorized access to; or (iv) failure to protect any:      (1) confidential or non-public; or   (2) personal or personally identifiable;   information that any person or entity has a duty to protect under any law, rule or   regulation, any agreement or any industry guideline or standard.   This exclusion shall not apply to loss of any money, securities or tangible property:   (a) owned by the Insured;   (b) held by the Insured in any capacity; or   (c) owned and held by someone else under circumstances which make the Insured   responsible for the Property prior to the occurrence of the loss;   that was the subject of a theft, disappearance, damage or destruction resulting   directly from the unauthorized use or disclosure of such information.      ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.      © American International Group, Inc. All rights reserved.                  _______________________________   AUTHORIZED REPRESENTATIVE

This endorsement, effective 07/02/2020 at 12:01 AM forms a part of   Policy number: 24157046   Issued to: Global X ETFs   By: National Union Fire Insurance Company of Pittsburgh, PA     113022 (10/12) Page 1 of 1      INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION      This rider modifies insurance provided under the following:      INVESTMENT COMPANY BLANKET BOND      It is agreed that:   1. This bond shall not cover any indirect or any consequential loss of any nature including,   but not limited to fines, penalties, multiple or punitive damages.   2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms,   limitations, conditions, or agreements of the attached bond other than as above stated.      © American International Group, Inc. All rights reserved.                  _______________________________   AUTHORIZED REPRESENTATIVE

This endorsement, effective at 12:01 AM 07/02/2020 forms a part of     Policy number 24157046     Issued to: Global X ETFs     By: National Union Fire Insurance Company of Pittsburgh, PA      CLAIMS EXPENSE INSURING AGREEMENT         In consideration of the premium charged, it is hereby understood and agreed that the bond is   amended by adding Insuring Agreement N to the bond as follows:      CLAIMS EXPENSE       Reasonable expenses (excluding the cost of services rendered by employees of the   Insured) necessarily incurred and paid by the Insured in preparing any valid claim for   loss, as defined in Insuring Agreements A, B, C, D, E, F, G, H, and I and any other valid   coverage added by rider, which loss exceeds the Single Loss Deductible Amount of   $5,000. If no loss is established hereunder, then the Insured will bear all such   expenses. The Underwriter’s maximum liability for such expenses paid by the Insured in   preparing any one such claim shall be limited to $25,000 which is part of, and not in   addition to, the Aggregate Limit of Liability stated on the Declaration Page of this bond.   There shall be no coverage hereunder for any expenses arising out of any legal dispute,   suit or arbitration with the Underwriter. This coverage is subject to a deductible of   $5,000 each and every loss.      Solely for the purpose of the coverage afforded by this rider, Section 2. EXCLUSIONS,   paragraph (k) is hereby deleted in its entirety.      ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.         © All rights reserved         _______________________________   AUTHORIZED REPRESENTATIVE

This endorsement, effective at 12:01 AM 07/02/2020 forms a part of     Policy number 24157046     Issued to: Global X ETFs     By: National Union Fire Insurance Company of Pittsburgh, PA               AMEND NAMED INSURED      In consideration of the premium charged, it is hereby understood and agreed the Named   of Insured listed in Item 1. of the DECLARATIONS (“Named Insured”) shall also include   any entity set forth below      ENTITY      1. Global X Management Company LLC            ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED      © Chartis, Inc. All rights reserved                        AUTHORIZED REPRESENTATIVE

This rider, effective 07/02/2020 at 12:01 AM, forms a part of     Bond number: 24157046     Issued to: Global X ETFs     By: National Union Fire Insurance Company of Pittsburgh, PA       Page 1 of 1        AUTOMATIC COVERAGE AND LIMIT INCREASE RIDER      In consideration of the premium charged, it is hereby understood and agreed that:      1. If the first named Insured establishes a new Investment Company (as defined in   the Investment Company Act of 1940) during the Bond Period other than by   consolidation or merger with, purchase or acquisition of assets or liabilities of,   another institution, such new Investment Company shall automatically be covered   hereunder as an “Insured” from the date of such establishment for the remainder   of the Bond Period, subject to paragraph 2 of this endorsement.      2. If the Insured shall, while this bond is in force, require an increase in the Limit of Liability   as listed in Item 3 of the Declarations of this bond to comply with SEC Rule 17g-1 of the   Investment Company Act of 1940, due to an increase in asset size of current funds insured   under the bond or by the addition of new Investment Companies (as defined in the   Investment Company Act of 1940), then such increase in the Limit of Liability shall be   automatic up to the minimum amount required by SEC Rule 17g-1 for the remainder of the   Bond Period. Notwithstanding the foregoing, however, under no circumstances shall the   Limit of Liability exceed $3,500,000 without the prior written approval of the   Underwriter. If the Limit of Liability required by SEC Rule 17g-1 for the remainder of the   Bond Period exceeds $3,500,000, the first Named Insured needs to obtain the prior written   approval of the Underwriter, and to pay the additional premium required by the   Underwriter.      3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms,   limitations conditions or agreements of the attached bond other than as above stated.         © American International Group, Inc. All rights reserved.                  _______________________________   AUTHORIZED REPRESENTATIVE

GLOBAL X FUNDS

Approval of Fidelity Bond

RESOLVED, that the Trustees and the Independent Trustees separately, having given due consideration to the value of the aggregate assets of all Funds of the Trust to which the officers and employees of the Trust have access, the types and terms of the arrangements made and to be made for the custody and safekeeping of their respective assets, the nature of the securities in the portfolios of the Funds and other relevant factors hereby determine that:

1.the form of fidelity bond issued by National Union Fire Insurance Company of Pittsburgh, PA (“Fidelity Bond”) covering the Trust, which was previously approved by the Board of Trustees, will provide reasonable coverage for the Funds;

2.coverage in an amount of $2.5 million as discussed at the Meeting under such Fidelity Bond will provide reasonable coverage for the Funds;

3.payment by each of the Funds of their allocable share of the premium of $6,529 of said Bond, in proportion to their respective total assets, is fair and reasonable;

4.the approval of the joint coverage reflected in the foregoing is conditioned upon the agreement by and among the Funds to share in the proceeds of any payment required under said Fidelity Bond in the event that a Fund incurs a loss arising out of the same event, on the following basis: first, up to the minimum coverage required for that Fund, under Rule 17g-1 and, thereafter, in proportion to the amount of the unreimbursed loss in excess of such minimums incurred by each Fund incurring a loss; and it is

FURTHER RESOLVED, that the Secretary or the Treasurer of the Trust is hereby designated as the officer who shall make the filings and give the notices required by paragraph (g) of Rule 17g-1, which filing shall be effected as soon as practicable after this Meeting; and it is

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized to execute such documents, to make any and all payments and to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board’s approval.